January 11, 2005

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Daniel Lee

Re:	Unica Corporation Registration Statement on Form S-1 Filed November 19, 2004 File No. 333-120615

Ladies and Gentlemen:

     On behalf of our client Unica Corporation (the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-120615) (the “Form S-1”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 19, 2004. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated December 17, 2004, from Barbara Jacobs, Assistant Director, of the SEC to Yuchun Lee, Chief Executive Officer of the Company. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

     For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the comment letter and therefore have keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter. All of the responses are based on information provided to us by representatives of the Company. For convenience, certain terms in the responses below are used with the meanings ascribed to them in the Form S-1.

General

1.	We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company intends to include the price range and related pricing information in pre-effective Amendment No. 2 to the Form S-1. The Company acknowledges that the Staff may have further comments based upon the Staff’s review of this information.

2.	We note a brief article dated November 1, 2004 by the New England edition of Adweek regarding your engagement of J. Winsper & Co. for a print and online campaign. The article notes that this is your first “image effort.” We also note that your disclosure under “Sales and Marketing” on page

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61 of your filing appears to indicate that mass media advertising has not been a marketing activity that you have previously engaged in. Please explain the decision behind the timing of your recent advertising campaign in light of the timing of this filing. Please confirm that all actions related this advertising campaign will be consistent with Release No. 33-5180 (August 20, 1971) and later interpretive guidance.

The Company engaged J. Winsper & Co. to assist in preparing “image” advertising to be used in CMO Magazine and its companion website www.CMOmagazine.com, which were founded by CXO Media in 2004. This advertising is focused on emphasizing the benefits of the Company’s software products to marketing organizations. Prior to the founding of CMO Magazine, no single trade publication directly addressed the needs of chief marketing officers and other senior marketing executives, who represent the key decision-makers for purchases of the Company’s software products. Moreover, CMO Magazine is specifically targeted to a narrow group of senior marketing executives of Global 2000 companies, many of which are within the Company’s target markets.

CXO Media announced CMO Magazine in April 2004. The Company first entered into discussions to advertise in CMO Magazine shortly thereafter, in part to take advantage of beneficial rates to charter advertisers. In August 2004, the Company agreed in principle that it would advertise in 12 consecutive monthly issues of CMO Magazine for payments totaling less than $100,000. The initial issue of CMO Magazine was printed in September 2004, and the Company’s first print advertisement appeared in the October 2004 issue. Under the agreement in principle, the Company’s banner advertisements will appear for three months, commencing in the first quarter of 2005, on www.CMOmagazine.com without charge.

The Company historically has published advertisements in online and print trade publications in order to promote the Company’s webinars and whitepapers. While the image advertisements in CMO Magazine represent a different marketing approach than the Company’s historical advertising, all of the advertisements are consistent in seeking to support the Company’s lead generation and brand-awareness and ultimately help the Company sell products. The Company therefore believes that the CMO Magazine advertisements represent an acceptable continuation of product advertisement as contemplated by SEC Release No. 5180.

The Company also notes that its advertisements in CMO Magazine are not mass media initiatives, but are being published in trade publications designed to reach a limited, controlled constituency of marketing professionals at the center of the Company’s selling efforts. CMO Magazine has an estimated circulation of 25,000 copies. The advertisements address product benefits, and do not promote the Company as a financial investment and are not being placed in financial publications. The timing of these advertisements was driven by the CXO Media’s schedule for the roll-out of the magazine and online publications, not by the timing of the Company’s initial public offering.

As a result, the Company believes that its image advertising in CMO Magazine and the related website are consistent with SEC Release No. 33-5180 and the related interpretive guidance. The CMO Magazine and www.CMOmagazine.com advertisements are the Company’s only executed or planned advertisements to date that are based on the Company’s contractual relationship with J. Winsper & Co. The Company confirms that all future actions related to these types of advertisements or other advertisements will be consistent with SEC Release No. 33-5180 and the related interpretive guidance.

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January 11, 2005

Inside Front and Back Cover Page

3.	We note that your graphic artwork contains extensive narrative text, which in some instances appears to not otherwise be discussed in your prospectus. For example, your summary points of “Event-triggered offers” and “Quantify marketing return on investment” do not appear to be discussed elsewhere in your prospectus. We also note that your current flowchart presentation, particularly the flowchart on the inside front cover, is difficult to understand even when accompanied by your narrative text. Please consider revising your flowchart presentation to something that is easy to understand and is accompanied by only a minimal amount of explanatory text. Consider clearly presenting the interrelationship of the three sets of information depicted. For example, how does the top diagram relate to the middle diagram and why is Affinium Model bolded when your other modules are not? Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

The Company has modified the artwork on the inside front cover page in response to the Staff’s comments.

Prospectus Summary

4.	Please supplementally provide us support for your statement, in this summary and elsewhere in the prospectus, that you are “a leading global provider of [EMM] software.” Additionally expand your disclosure to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

The Company has been recognized as a leading global provider in published industry reports of META Group, Inc. and Forrester Research, Inc. Enterprise Marketing Portfolio Management, a METAspectrum Market Summary of META Group, Inc., identifies the Company as the leader in product performance and presence among 16 enterprise marketing portfolio management companies. Market Landscape: Consumer Marketing Platforms, a WholeView TechStrategy Research report of Forrester Research, Inc., states that, based on “an extensive, hands-on evaluation of the six leading consumer marketing software vendors,” the Company “emerged as the front-runner.” Copies of each of these reports are being provided supplementally to Mr. Lee of the Staff.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Prospectus Summary—Our Business” on page 1, as well as “Prospectus Summary—Our Strategy” on page 3, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 25, “Business—Overview” on page 52, “—Our Solution” on page 54, “—Our Strategy” on page 55 and Note 1 to the financial statements on page F-8.

5.	We note your summary list of customers in this section and your more extensive listing of customers on page 61 of your filing. Please disclose the criteria you used to determine which of your customers were to be disclosed in the prospectus. Did your criteria consider the amount of revenue generated from each of these customers? We note that you did not have any customers the past three fiscal years who accounted for more than 10 percent of your total revenue, but that there were significant customers with respect to certain quarterly periods. Further, please explain why the list

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of customers in your registration statement is different to some degree from the list of customers on your Web site.

The Company generated an aggregate of at least $225,000 of revenue in the fiscal years ended September 30, 2003 and 2004 from each of the customers named in the list under “Business—Customers—Customer List” on page 60 of the Form S-1. Of the total number of customers of the Company that satisfied this revenue criterion, approximately 54% are included in this customer list. All of the companies named in the list consented to being named in the Form S-1. Over 80% of the other companies that met the revenue criterion were excluded from the list because either (a) they declined to consent to being named in the Form S-1 or (b) they were customers of the Company’s MSPs and the Company did not have a direct relationship that would facilitate obtaining such a consent.

All of the customers named in the summary list under “Prospectus Summary—Our Business” on page 1 of the Form S-1 (and in similar disclosure elsewhere in the Form S-1) were included in the more extensive customer list under “Business—Customers—Customer List.” These companies were selected in large part to exemplify the principal industries on which the Company focuses its selling efforts.

The customers identified on the Company’s website originally were selected based on criteria different from the revenue criteria used for purposes of the Form S-1. The Company historically has designed its website to attract and benefit prospective and existing customers. It therefore has used the website to emphasize customer applications that demonstrate the breadth and depth of the Company’s software products, rather than the amount of revenue derived from those products. In light of the proposed initial public offering, and the Company intends to change the disclosures on its website by late-January 2005 in order to make the website’s customer listings more consistent with the Form S-1 disclosure. The Company notes, however, that certain customers have consented to being named in the Form S-1 but not on the Company’s website.

The Company confirms that several customers accounted for more than ten percent of total revenue for certain fiscal quarters. The Company does not believe, however, that disclosure regarding these customers under “Business” would provide material, meaningful information for potential investors since, as set forth under “Business—Customers—Customer List,” none of these customers accounted for ten percent of the Company’s total revenue in any of the Company’s three most recent fiscal years. Disclosure of the transactions with these customers is included elsewhere in the Form S-1 under “Risk Factors—The delay or cancellation of one or more large transactions may adversely affect our quarterly revenue” on page 7 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Quarterly Operating Results—Revenue” on page 44.

The Company has revised the Form S-1 in response to the Staff’s comment through disclosure of the criteria used in compiling the customer list. Please see “Business—Customers—Customer List” on page 60.

6.	We note that your disclosure includes statistics attributed to various entities, such as Gartner and International Data Corporation. For each statistic cited in the prospectus, supplementally furnish the source of the statistic. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is

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publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own. Further, we note your press release dated June 24, 2004 discussing your commissioned study conducted by Forrester Consulting. Please supplementally confirm to us whether you commissioned any report or study from which the statistics used in your disclosure are derived.

The statistic attributed to Gartner, Inc. was published in a research note dated December 17, 2004 and entitled CRM Predicts 2005: Marketing Will Play a More-Strategic Role in CRM. A copy of this note can be requested from Gartner’s website, www.gartner.com, for a fee of $1,000.

The statistic attributed to International Data Corporation was published in a market analysis dated March 2004 and entitled Worldwide Marketing and Sales Automation Applications 2004–2008 Forecast. For marketing purposes unrelated to the initial public offering, the Company previously has arranged to post a copy of this market analysis on the Company’s website, where it can be accessed without charge. The Company historically has posted industry reports on its website in order to help educate and attract potential customers. The market analysis originally was scheduled to be posted in mid-January 2005. In light of the Staff’s comment, the Company has determined to defer the posting pending any further comments from the Staff. The market analysis is not otherwise publicly available at nominal or no cost.

The Company is supplementally providing marked copies of the Gartner, Inc. and International Data Corporation articles to Mr. Lee of the Staff.

The Company confirms that it did not commission the Gartner, Inc. research note, the International Data Corporation market analysis or any other report or study from which the statistics used in the Form S-1 are derived. The Company commissioned Forrester Consulting to prepare a report based upon Forrester’s performance of an independent assessment of the needs of marketing professionals. None of the statistics used in the Form S-1 were derived from the report commissioned from Forrester Consulting, and that report is unrelated to Market Landscape: Consumer Marketing Platforms, the WholeView TechStrategy Research report of Forrester Research, Inc. referenced in the response to comment 4.

7.	Please supplementally provide us with support for your statements in the first two sentences of the last paragraph on page 1.

The first sentence of the second paragraph under “Prospectus Summary—Our Market Opportunity” summarizes more extensive disclosure set forth under “Business—Industry Background—Enterprise Marketing Management.” In particular, the discussion in the first three paragraphs under that heading specifically identifies three ways in which EMM software can help businesses achieve the results specified in the first sentence of the second paragraph under “Prospectus Summary—Our Market Opportunity.” The disclosure set forth under “Business—Our Solution” and “—Products” delineates a number of ways in which the Company’s software products help achieve the specified results. More generally, the industry reports of META Group, Inc. and Forrester Research, Inc. provided in response to comment 4 and of Gartner, Inc. and International Data Corporation provided in response to comment 6 further describe the functionality and benefits of EMM software.

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The second sentence of the second paragraph under “Prospectus Summary—Our Market Opportunity” identifies the market opportunity for EMM software. The immediately following sentence of that paragraph provides statistical data of International Data Corporation supporting the market opportunities cited in the second sentence. As noted above, the industry report of International Data Corporation has been provided and marked in response to comment 6.

8.	We note your use of the term “MSP, or marketing service providers,” in the prospectus. The terms appear to be industry jargon or are otherwise an unfamiliar term. Please provide disclosure as to what an MSP is and how it is important to your business model.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 25, “Business—Overview” on page 52 and “—Sales and Marketing” on page 62.

Risk Factors

If the market for enterprise marketing management software does not develop as we anticipate, our revenue may decline or fail to grow and we may incur operating losses, p. 6

9.	Please supplementally reconcile for us your statement in this risk factor that “[t]he market for EMM software is relatively new and still evolving” with the fact that you have been operating in the emerging EMM market since fiscal 1998, as disclosed on page 26 of your filing.

As described under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Overview—Background” on page 26 of the Form S-1, the Company introduced its first EMM software product in fiscal 1999 and has continued to build out its offerings in each subsequent fiscal year. The Company believes that, as one of the earliest EMM providers, its product roll-outs over the past five years support the characterization of the EMM markets as both “relatively new” and “evolving.” The status of EMM as a developing market is reflected in the industry reports provided in response to comments 4 and 6. The report of META Group, Inc. (see comment 4), for example, includes, under “Market Forecast,” a year-by-year projection of anticipated changes in this market. In the conclusions set forth under “Bottom Line,” the META Group report states that “[t]he EMM market will continue evolving to support the customer as the CRM design point.”

We have broad discretion in the use of the proceeds of this offering, p. 9

10.	The subheading for this risk factor does not specifically disclose the material risk to investors. If a risk factor is included in your prospectus, you should describe the risk and its result clearly and concretely and include the nature of the specific risk or harm in your subheadings.

The Company has revised the heading of the risk factor in the Form S-1 on page 18 in response to the Staff’s comment.

Special Note Regarding Forward-looking Statements

11.	We note your disclosure in the last paragraph of this section, which refers to market data that includes projections based on a number of assumptions. You have provided market data by Gartner, International Data Corporation and others to assist investors in understanding your industry, business and potential market. As presented, this market data receives fairly prominent

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discussion in your registration statement, such as in summary and business. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the last paragraph to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data presented.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Special Note Regarding Forward-Looking Statements” on page 19.

Use of Proceeds

12.	We note that the $6 million owed to your preferred stockholders appears to relate primarily to the voluntary conversion by your Series B preferred stockholders of their Series B preferred stock pursuant to Section C(6)(c) of your charter. We also note that the similar provision with respect to your Series A preferred stock appears to not be applicable given the likely economics of your transaction. Please supplementally provide us with an analysis as to how you determined the $6 million amount. Please describe the nature of the payment and how you will account for such payment. Reference the accounting literature supporting your accounting. In addition, tell us what consideration you have given to the requirements of SAB Topic 1:B.3 for dividends to be paid from proceeds of an offering. Does such amount include accrued and unpaid dividends payable to either series of preferred stock? Please supplementally inform us of the likelihood that Section C(6)(c) of your charter becomes inapplicable as a result of the pricing of your common stock.

The Company confirms that no amount will be payable to holders of the Company’s Series A preferred stock as a result of the completion of the initial public offering. The $6.0 million in payments referenced under “Use of Proceeds” on page 20 of the Form S-1 represents an estimation of the maximum amount that could be payable to holders of the Company’s Series B preferred stock upon completion of the initial public offering. The Company has included this initial, conservative estimate in the absence of a price range for the initial public offering.

The Company expects to negotiate with the holders of its Series B preferred stock with a view to agreeing upon a fixed amount that would be payable upon completion of the initial public offering. These discussions will occur prior to the circulation of a preliminary prospectus, and if an agreement is reached, the fixed amount will be reflected in the preliminary prospectus, in lieu of the $6.0 million estimate. If such an agreement cannot be reached, the Company will update the $6.0 million estimate by providing a range of potential payments, if any, based upon the range of offering prices to be included in a subsequent pre-effective amendment.

The accounting for any payment to holders of Series B preferred stock will depend upon whether the Company is successful in its efforts to negotiate a fixed amount payable upon completion of the offering.

•	If such a payment is negotiated, the Company currently anticipates that any such payment would be accounted for as an induced conversion in accordance with EITF Topic D-42.

•	If the Company is unable to negotiate such a fixed payment and the amount of the payment is determined pursuant to the charter, the Company currently anticipates that such payment would be accounted for as a contingent beneficial conversion feature in accordance with EITF 98-5 and EITF 00-27.

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In either such case, the accounting treatment for the payment would be that of a dividend to the holders of Series B preferred stock and would impact net income applicable to common stockholders in the computation of earnings per share. The Company expects to record this dividend when it is declared and becomes payable. Please also see the response to comment 63.

The Company confirms that, to the extent it negotiates, declares or makes any such payment to the holders of Series B preferred stock from the proceeds of the offering, the Company will make the financial statement and pro forma disclosures required by SAB Topic 1:B.3.

The Company anticipates that, regardless of whether the amount of the payment to the holders of Series B preferred stock is negotiated or effected under existing charter provisions, the rights of the holders’ to any 9% dividends accruing under the charter will terminate upon the closing of the initial public offering.

13.	We note in your Management’s discussion and analysis and your business section that you intend to expand your sales and marketing, research and development and general and administrative operations in order to “increase the number of direct sales professionals,” to “expand [y]our EMM offerings and increase the functionality of [y]our current offerings” and to “invest in infrastructure to support continued growth,” respectively. If material and applicable, please quantify, to the best of your knowledge, the amount of proceeds you anticipate will be used for the foregoing purposes to the extent that they will not be paid from operating cash flows.

As noted in the third paragraph under “Use of Proceeds” on page 20 of the Form S-1, the Company has not yet established the manner in which it will allocate net proceeds, including the extent to which proceeds will be applied to expand the Company’s sales and marketing, research and development, and general and administrative operations. The Company anticipates that operational growth may be funded significantly or entirely by cash currently on hand and cash flow from the Company’s existing operations, and does not expect that the offering proceeds, if any, used for this growth will be material. As a result, the Company does not believe further specification of the application of proceeds to operational growth will provide material, meaningful information to prospective investors.

Capitalization and Dilution

14.	Upon completion of the capitalization and dilution tables we may have additional comments.

The Company acknowledges that the Staff may have additional comments upon the Company’s completion of the capitalization and dilution tables.

Selected Consolidated Financial Data

Working capital, net of short-term deferred revenue, p. 24

15.	It appears that your measure of working capital net of short-term deferred revenue is a non-GAAP measure. Explain how you comply with Item 10 of Regulation S-K. We note no statements disclosing the usefulness of this measure or the additional purposes for which you use it or why exclusion of a liability, deferred revenue is appropriate under Item 10.

The references to “Working capital, net of short-term deferred revenue” have been deleted from pages 5, 24 and 48 of the Form S-1 in response to the Staff’s comment.

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January 11, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

License Revenue, pp. 26-27

16.	Briefly explain the recent emphasis from perpetual license revenue to term license revenue. Your risk factor disclosure indicates that in fiscal 2004 you recognized 5 percent of your total revenue under term arrangements and that you intend to seek to increase this percentage to diversify your revenue stream and provide you with greater revenue predictability in the long term. Why did you determine to emphasize these types of arrangements in 2004? Why is this software being marketed generally through MSPs? Trend disclosure should be provided to the extent appropriate. In this regard, we note your disclosure in the third paragraph of page 34.

The Company identified an opportunity to reach a growing market for companies that outsource their marketing program activities and related data requirements to MSPs and that typically obtain software on a term, rather than perpetual, basis. In order to address this market most effectively, the Company needed the capability to license its software to MSPs, which in turn could sublicense the software to their customers. The Company began to enter into agreements with MSPs in 2002 and 2003.

As noted under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—License Revenue—Term Arrangements” on page 27 of the Form S-1, in fiscal 2003 the Company began marketing its software under its MSP arrangements. In fiscal 2004, the Company began to add business development employees to support alliance relationships with MSPs, which allowed the Company to begin diversifying its revenue stream and achieving greater revenue predictability.

While the Company continues to focus on marketing software under term arrangements, its revenue from these arrangements represented only 5% of total revenue in fiscal 2004. The Company therefore believes that the existing disclosure in the Form S-1 appropriately addresses the MSP sales channel and the extent to which term arrangements contribute to revenue, and that additional trend analysis would not provide material, meaningful information to prospective investors.

Operating Expenses, p. 28

17.	We noted that you include commissions in sales and marketing expense. Clarify if your accounting policy for commission paid to your resellers is different than commissions paid to your employees. Explain the nature of and accounting for your commissions program to resellers and explain and reference the related accounting literature.

The Company does not pay commissions to resellers of its products, but instead licenses software to resellers at a discounted price as compared with the amount typically charged by the Company to its other customers. The Company recognizes the discounted price charged to the reseller as revenue pursuant to SOP 97-2.

Gain (Loss) on Foreign Currency, p. 28

18.	We note the recent declines the dollar has experienced versus the euro and the British pound sterling. If material, please consider quantifying in your Management’s discussion and analysis the

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effect the declines in the dollar has had in increasing the dollar value of your revenues earned in euro and the British pound sterling.

Based upon an analysis of its British Pound and Euro revenue transactions, the Company determined that currency fluctuations did not have a material effect on revenues in fiscal 2002, 2003 or 2004 or any fiscal quarter included in those years. The Company confirms that it will describe any material impact of future currency fluctuations under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Results of Operations

Comparison of the Years Ended September 30, 2003 and 2004

Revenue, pp. 33-35

19.	Of the $5.5 million increase in perpetual license revenue tell us and disclose what portion of the increase represents Marketic’s customers acquired in the May 1, 2003 acquisition.

Of the $5.5 million increase in perpetual license revenue from fiscal 2003 to fiscal 2004, $1.0 million was attributable to additional licenses to existing customers. A total of $377,000 of such $1.0 million was derived from the license of software to companies that were Marketic customers as of May 1, 2003.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Years Ended September 30, 2003 and 2004—Revenue” on page 33.

20.	Revise your Management’s discussion and analysis to address the reasons for the increase in deferred revenues. In this regard, indicate the importance deferred revenue has been in providing cash to finance your operations. We note cash from operating activities consistently exceeding income from operations. Revise accordingly.

The Company has revised the Form S-1 in response to the Staff’s comment with respect to the reasons underlying the increase in deferred revenue. Please see the third paragraph of “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Resources—Operating Cash Flow” on page 48.

The Company believes that the importance of deferred revenue for cash flow is reflected in the three bulleted clauses set forth in the second paragraph of “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Resources—Operating Cash Flow” on page 47 of the Form S-1. The Company notes that the disclosure in these bulleted clauses identifies the increase in deferred revenue as the principal source of cash in each of fiscal 2002, 2003 and 2004. In response to the Staff’s comment, the Company has revised the introductory language preceding the bulleted clauses to highlight the significance of deferred revenue as a source of cash.

21.	In your discussions of maintenance fees revenue throughout your management’s discussion and analysis, please supplementally inform us how your increases in maintenance fees revenue can be attributed to maintenance renewals. It would appear that any maintenance renewals would

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maintain your prior revenue level and not necessarily contribute to an increase in revenue for the year unless customers opted for upgraded service or there were price increases. Please explain.

The renewal of a specific maintenance agreement will not increase maintenance fees in the absence of an increase in the level of support. In fiscal 2003 and 2004, however, the Company increased its number of licenses each year as its installed customer base grew, which resulted in increases in the aggregate amount of revenue attributable to maintenance agreements.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Years Ended September 30, 2003 and 2004—Revenue” on pages 33 and 34 and “—Comparison of the Years Ended September 30, 2002 and 2003—Revenue” on pages 38 and 39.

22.	We note that $2.0 million of the maintenance fees revenue increase in fiscal 2004 was attributable to maintenance renewals by Marketic’s customers. Please supplementally inform us of what business Marketic was engaged in at the time of your acquisition (whether it was related to your Affinium offerings or whether they sold a then-competing product) and whether Marketic currently markets and services your Affinium offerings. Are the maintenance renewals by Marketic’s customers for Affinium products or Marketic’s prior products?

At the time of the Marketic acquisition, Marketic offered enterprise marketing automation software products that competed with certain of the Company’s products. Since the acquisition, the Marketic direct sales force has continued to sell the Marketic product suite, particularly to their existing customers, and, to a limited extent, has sold licenses of the Company’s Affinium product. Approximately 87% of the referenced maintenance fees were attributable to Marketic’s prior products.

Geographic Data, page 34

23.	It appears that the disclosure in your management’s discussion and analysis should include a fuller discussion of the geographic information and results pursuant to Codified FRR 501.06.a. The staff notes that domestic and foreign operations contribute in a disproportionate manner to income before income taxes as disclosed in Note 10, page F-25. We also note your disclosure of foreign net operating loss carry forwards on page 32. Known trends, demands, commitments, events or uncertainties within the geographic areas that are reasonably likely to have a material effect on the business as a whole should be discussed as well as other matters addressed in FRR 501.06a. See also Release No. 33-8350. Please revise your management’s discussion and analysis.

The Company views it operations, and manages its business, as a single operating segment. The Company believes that disclosure pursuant to Codified FRR 501.06.a is not appropriate or required, since that guidance relates to registrants with multiple segments.

The geographic revenues that are presented under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Years Ended September 30, 2003 and 2004—Revenue” on page 34 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Years Ended September 30, 2002 and 2003—Revenue” on page 39 of the Form S-1 are presented based upon the locations of customers, and the Company has revised the Form S-1 to

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disclose that fact. The majority of the Company’s International operations (with the exception of Unica France, which contracts directly with customers), however, are primarily sales offices responsible for identifying potential customers. Approximately 63% of the International revenue in fiscal 2004 was contracted with and recorded by the U.S. entity. As a result, the U.S. entity generates a majority of the consolidated pretax income and the Company’s International operations generate minimal pretax income. The Company does not believe that these circumstances constitute a trend, demand or uncertainty of the nature contemplated by FRR 501.06.a.

24.	Tell us and disclose what impact the acquisition of Marketic had on 2004 results of operations and liquidity in view of its contribution to increased 2004 international revenues disclosed throughout your management’s discussion and analysis. Please revise or tell us why revision is not required.

While the Marketic acquisition had a significant effect on the Company’s international revenue, it did not have a material effect on other operating results. For example, Marketic generated a pretax loss in fiscal 2004 that represented less than 5% of the Company’s consolidated pretax income. With respect to the Company’s liquidity, Marketic generated cash flows from operations in fiscal 2004 that constituted approximately 11% of the Company’s cash flows from operations. As a result, the Company does not believe additional information regarding Marketic’s operating results and liquidity would provide material, meaningful information to prospective investors.

Liquidity and Capital Resources, pp. 46-49

25.	Please briefly explain why you believe that DSO metric is useful to you in determining the status of your business.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Resources—Working Capital” on page 48.

Business

26.	We note your disclosure elsewhere in your prospectus regarding your international operations. Please provide in this section the disclosure specifically required by Item 101(d) of Regulation S-K. Alternatively, you may provide a cross-reference to your financial statements as permitted by Item 101(d)(2) of Regulation S-K.

The Company has revised the Form S-1 to include a cross-reference to the financial statements. Please see “Business—Customers” on page 59.

Our Strategy, pp. 55-56

27.	Please reconcile your statement in this section that “an MSP or systems integrator participated in selling or deploying Affinium software in 71% of the total number of [y]our perpetual license agreements and term arrangements” with your statements elsewhere in your disclosure that you “offer [y]our software primarily through [y]our direct sales force.”

The Company’s sales force is involved in substantially all of the sales of licenses of Affinium software, although an MSP or systems integrator may be involved as part of the sales process or deployment only in certain cases:

Securities and Exchange Commission
January 11, 2005

•	When Affinium software is deployed by the Company, the Company’s sales force is solely responsible for the selling effort. These transactions comprise the 29% of the total number of perpetual license agreements and term arrangements that are excluded from the cited statistic.

•	When Affinium software is deployed by a systems integrator, the Company’s sales force is responsible for the selling effort. These transactions are a part of the perpetual license agreements and term arrangements referenced in the cited statistic.

•	If software is being licensed through an MSP, the Company’s sales force supports or leads the selling efforts for Affinium software. The MSP typically offers and sells a range of other marketing program design, support, and execution services, and the Company’s sales force can take advantage of its domain and product expertise to help ensure that the MSP’s customer will sublicense the Company’s software. The MSP participates in selling Affinium software for purposes of the cited statistic, but the Company’s direct sales force is also actively involved. These transactions are a part of the perpetual license agreements and term arrangements referenced in the cited statistic.

Products, pp. 56-58

28.	We note your disclosure discussing Affinium Campaign in which you state that the product allows marketers to “easily create, test and execute customer interaction strategies.” Please elaborate on your disclosure as to how Affinium Campaign can be used to “test” strategies. Your disclosure seems to otherwise describe how your product can be used to create and execute customer interaction strategies, but does not discuss its ability to test strategies.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Business—Products—Affinium Campaign” on page 57.

Customer, pp. 59-61

29.	We note your disclosure with respect to how you determine your installed base and the requirement that a customer receive maintenance from you in order to be considered part of your installed base. Please consider clarifying how integral receiving maintenance services are to the use of your software product as well as the proportion of those customers licensing your product who do not elect to receive maintenance services. This latter disclosure might be suitable for management’s discussion and analysis.

The Company believes that maintenance services are important, but not integral, to the use of its software products. The importance of maintenance to many customers is evidenced by the annual maintenance renewal rates described in, for example, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Years Ended September 30, 2003 and 2004—Revenue” on page 33 of the Form S-1. The Company’s software can, however, be used without maintenance support, and the Company is aware of a number of customers that continue to use the Company’s software products without availing themselves of maintenance services.

The Company cannot accurately estimate the proportion of customers that use its software without maintenance. While the Company can determine the number of customers that are not party to

Securities and Exchange Commission
January 11, 2005

maintenance arrangements at any time, it has no reliable means of determining the proportion of those customers that are continuing to use the software.

30.	Please disclose your principal reason(s) for having limited the focus of your sales efforts to certain industries. Please disclose the status of your efforts to expand your selling focus to new industries.

The Company initially focused its sales efforts on industries that included large numbers of businesses having at least 100,000 customers and prospects. The Company has revised the Form S-1 in light of the Staff’s comment. Please see “Business—Customers” on page 59.

The Company believes that the discussion under “Business—Customers” accurately discloses the status of the Company’s recent emphasis on extending its selling focus to businesses in the automotive, health care, pharmaceuticals and high technology industries. Given the relative newness of these efforts, customers in these industries do not yet represent a significant portion of the Company’s revenue base and additional disclosure about those companies will not provide material, meaningful information to prospective investors.

31.	Clarify how you have chosen your partial listing of companies.

Please see the response to comment 5.

32.	Please disclose the identity of the customers that you have portrayed in your disclosure of customer examples. Confirm that these customers have agreed to their case studies being used in your registration statement.

The Company has worked closely with the four customers in drafting the customers’ case studies and has received consents to include such case studies, without identifying the customers’ names, in the initial filing of the Form S-1. In light of the Staff’s comment, the Company has approached the four customers to receive approval to disclose their names in the Form S-1. To date, the Company has received approval from two of the customers and is in the process of obtaining approval from the other two customers.

The Company confirms that in the next pre-effective amendment to the Form S-1, the Company will revise the case studies to identify the names of all of the customers or will remove the case studies for those customers from which the Company has not received a final consent.

Sales and Marketing, p. 61

33.	We note your recent marketing campaign in media advertising discussed in our prior comment no. 2. Please consider disclosing this new marketing activity particularly if you plan to materially include such media advertising into your range of marketing activities.

The Company has revised the Form S-1 in response to the Staff’s comment. Please note that the Company has limited the extent of such disclosure in light of the Company’s expectation that it will spend less than $100,000 on this advertising in fiscal 2005. Please see “Business—Sales and Marketing—Marketing” on page 61.

Securities and Exchange Commission
January 11, 2005

Alliances, pp. 61-62

34.	Please consider disclosing whether you have a material relationship, if any, with an MSP or systems integrator. Given that MSPs and systems integrators contributed to 71 percent of the number of licenses and term arrangements, did an MSP or systems integrator contribute significantly to such number? Do you derive a significant amount of your sublicense activity from an MSP? Additionally, such material agreements, if any, may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

The Company does not consider its relationship with any specific MSP or systems integrator to be material to the Company. The Company has entered into agreements with more than 20 MSPs and systems integrators and to date has recognized revenue from transactions involving 17 of those MSPs and systems integrators. The Company did not derive more than 8% of its total revenue in fiscal 2004 from any single MSP or systems integrator, and therefore the Company believes that no single MSP accounted for a significant amount of the Company’s sublicense activity in fiscal 2004.

As a result of the foregoing, the Company does not believe that any agreement with an MSP or systems integrator is required to be filed as an exhibit to the Form S-1.

Management

Executive Officers and Directors, pp. 67-69

35.	Please ensure that your disclosure conforms to the requirements of Item 401 of Regulation S-K. We note, for example, that Mr. Balmuth appears to be a director of a public company. Directorships of public companies are required to be disclosed pursuant to Item 401(e)(2).

The Company believes that its disclosure conforms to the requirements of Item 401 of Regulation S-K. The Company has confirmed in particular that Mr. Balmuth does not currently serve as a director of any public company.

Board of Directors, p. 69

36.	Please elaborate on Mr. Evans’ role as a lead director. Such role does not appear to be a commonly understood role with respect to directors.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Management—Board of Directors” on page 69.

Executive Compensation, pp. 72-73

37.	We note your disclosure in the risk factors on page 10 of your filing regarding the nonexistence of any employment agreements with respect to your officers and key personnel. Please disclose whether you have any plans to enter into employment, change-of-control or similar agreements with your executive officers. Please supplementally confirm to us that no change-of-control agreements with your executive officers currently exist.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Management—Executive Compensation” on page 72. The Company supplementally confirms that no change-of-control agreements with its executive officers currently exist.

Securities and Exchange Commission
January 11, 2005

38.	Please briefly disclose the criteria for the compensation committee determining the size of cash bonuses, which are in addition to those shown in your summary compensation table.

Subsequent to the initial filing of the Form S-1, the compensation committee of the Company’s board of directors definitively determined the amounts of the additional cash bonuses payable to the Company’s executive officers. The Company has revised the Form S-1 to reflect these amounts and has deleted the prior disclosure regarding the process to have been followed in computing the bonuses. Please see “Management—Executive Compensation” on page 72.

39.	We note that you have no existing trading market for your shares. With respect to calculating your potential realizable values, please see Instruction 7 to Item 402(c) of Regulation S-K. Please also see Release No. 34-32723 and Interpretation J.17 of our July 1997 Manual of Publicly Available Telephone Interpretations. Please either use the midpoint of your offering price range as you have done for your option exercise table or discuss in a footnote the valuation method and assumptions used and in determining the fair market value of the options in accordance with Instruction 9 to that item.

The Company has revised the Form S-1 to delete the potential realizable values. Please see “Management—Executive Compensation” on pages 72 and 73. The Company confirms that it will use the midpoint of its offering price range when available to determine the potential realizable values.

Related-party Transactions

Indemnification Agreements, p. 82

40.	Please file the form of indemnification agreement that you entered into with your directors and executive officers. Please see Item 601(b)(10) of Regulation S-K.

The Company has filed with this Amendment No. 1 the form of indemnification agreement that it entered into with its directors and executive officers as Exhibit 10.13 to the Form S-1.

Shares Eligible for Future Sale

Lockup Agreements, p. 89

41.	Please disclose the circumstances under which Deutsche Bank Securities will either shorten or waive the lock-up arrangements. Please file the form of lock-up agreement used with respect to your current stockholders. Please see Item 601(b)(10) of Regulation S-K.

The managing underwriters have advised the Company that they have no present intent to shorten or waive the lock-up arrangements.

The Company does not believe that the form of lock-up agreement is required to be filed under the provisions of Item 601(b)(10) of Regulation S-K. The Company notes that it will not be a party to, or third-party beneficiary of, any such lock-up agreement. The lock-up agreement will be executed solely for the benefit of the underwriters and the provisions thereof can be waived by Deutsche Bank Securities, Inc. in its discretion.

Securities and Exchange Commission
January 11, 2005

Underwriting

42.	Please supplementally confirm that you do not intend to have a directed share program.

The Company confirms that it does not intend to have a directed share program.

43.	We note your disclosure on page 96 of your filing regarding the availability of the prospectus on Internet Web sites. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Please note that if you subsequently enter into any such arrangements, you must promptly supplement your response. If so, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

Each of Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, CIBC World Markets Corp. and Adams Harkness, Inc. has advised the Company that it will not engage in the electronic offer, sale or distribution of the shares. The nature of the syndication process is such, however, that the final list of syndicate members and the allocation of shares among those members typically is not made until the day of pricing. Because the underwriters will not know who the members of the syndicate group are, and what their plans for electronic distribution will be, until after the registration statement is declared effective, the Company is unable to disclose any syndicate member’s plans for electronic distribution in the registration statement before it is declared effective. Deutsche Bank Securities Inc., the lead managing underwriter, has advised the Company that in accepting the invitation to join the syndicate, each member of the syndicate must represent to Deutsche Bank Securities Inc. as follows:

“We confirm that the procedures we will use for the electronic offer, sale and distribution, if any, of the securities, have been previously cleared by the U.S. Securities and Exchange Commission and, accordingly, will comply with Section 5 of the Securities Act of 1933, as amended.”

Deutsche Bank Securities Inc. has informed the Company that NetRoadshow, Inc. (www.netroadshow.com) will host an Internet version of the Company’s preliminary prospectus and roadshow presentation (the “Internet Presentation”) on its website. NetRoadShow has informed the managing underwriter that access to the roadshow presentation via the Internet is in compliance with the rules and regulations promulgated by the SEC, as well as no-action letters issued in connection with Internet roadshows.

Access to the Internet Presentation will be strictly limited to persons identified by Deutsche Bank Securities Inc. These persons will consist of persons that Deutsche Bank Securities Inc. would typically invite to the “live” roadshow presentations of the Company. Access to the Internet Presentation will be limited through password protection. It is the managing underwriter’s

Securities and Exchange Commission
January 11, 2005

understanding that NetRoadshow will change the password for access to the Internet Presentation on their website on a daily basis and that Deutsche Bank Securities Inc. will determine who receives that password. Deutsche Bank Securities Inc. will receive a daily report of who has accessed the Internet Presentation. The Internet Presentation will be removed from NetRoadshow’s website at the end of the Company’s roadshow.

There is no written agreement in place between NetRoadShow, Inc. and either the Company or Deutsche Bank Securities Inc. relating to the Internet Presentation.

The Company confirms that it will advise the Staff if it or any underwriter subsequently enters into any additional arrangements with a third party to host or access its preliminary prospectus on the Internet.

Other Relationships, p. 97

44.	Please disclose whether your agreement with Wachovia contained terms comparable to terms that would have been obtained in an arms-length transaction.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Underwriting—Other Relationships” on page 97.

Financial Statements

45.	If the effective date of your registration statement is delayed, update the financial statements pursuant to Rule 3-12 of Regulation S-X.

The Company confirms that it will update the financial statements included in the Form S-1 as required by the provisions of Rule 3-12 of Regulation S-X.

46.	Please provide an updated independent registered accountant’s consent in the next amendment.

The Company has filed with this Amendment No. 1 an updated independent registered accountant’s consent as Exhibit 23.1 to the Form S-1.

Consolidated Balance Sheets, p. F-3

47.	Clarify your description of Series A and B convertible preferred stock on the face of the balance sheet. See Rule 5.02.28 and .29 of Regulation S-X.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see the Consolidated Balance Sheets of the Company on page F-3.

Consolidated Income Statements, p. F-4

48.	Please explain the basis for not classifying intangible asset amortization as part of cost of revenues. See Question 17 of the SFAS No. 86 Implementation Guide.

The Company has reviewed the Staff’s comment, and understands the guidance set forth in the Implementation Guide to SFAS 86. The intangible asset amortization charges, which pertain to developed technology that was purchased in the Marketic acquisition, totaled only $167,000 in fiscal

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January 11, 2005

2004 and $71,000 in fiscal 2003. The impact on gross margin of including these charges in cost of revenue is less than 0.5% in each fiscal year. Further, the impact on total operating expenses of including these charges in operating expenses is less than 0.5% in each fiscal year, and operating and net income are unaffected. As a result, the Company does not believe that the reclassification of these charges to cost of revenues would have a material effect on the Company’s consolidated operating results or financial statements.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, pp. F-9 to F-11

49.	We noted that you market your products and services through third-party resellers, such as MSPs and systems integrators. Clarify if your revenue recognition policies differ when your arrangements are sold through these resellers. In this regard, clarify whether you recognize revenue when sold to your resellers or only when delivered to the end-users. Tell us and disclose if your resellers have return rights or other rights and warranties. Please advise and revise to clarify.

When the Company sells through a third-party reseller, the Company’s contractual relationship is directly with the MSP or systems integrator. In these cases, the Company grants a license to the reseller and the reseller sublicenses the software to its customer. For each of these transactions, the Company and the reseller enter into a written arrangement that identifies the reseller’s customer and details other relevant terms. Because the reseller’s customer must be named by the reseller as part of the written arrangement, the Company does not license any software to resellers for inventory or channel distribution.

When the Company sells to customers through MSPs or systems integrators on a term basis, revenue is recognized ratably over the life of the term arrangement. The duration of the Company’s term license with the reseller is the same as the reseller’s sublicense with the customer. When the Company sells a perpetual license through a reseller, the Company recognizes revenue upon delivery to the reseller and upon satisfaction of all other criteria required by SOP 97-2.

In general, the Company’s reseller agreements do not include return rights or other similar rights beyond the limited warranty included in the license agreement, as discussed in the response to comment 50. In the event a reseller negotiates a specific return right or other right, the Company evaluates that right pursuant to SOP 97-2 and defers revenue to the extent required by SOP 97-2.

The Company has revised the Form S-1 in response to the Staff’s comments. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—License Revenue—Perpetual Licenses” on page 27 and Note 2 to the financial statements on page F-10.

50.	Tell us about and disclose your policy related to contingencies such as rights of return, cancellation clauses, conditions of acceptance, warranties, price protection, or other concessions and the accounting treatments for those contingencies or tell us why revision is not required. See SFAS 48.

In its standard license agreement, the Company provides a limited warranty that its software will perform in a manner consistent with its documentation under normal use and circumstances, as described in Note 8 to the financial statements on page F-24 of the Form S-1. In the event of a breach of this limited warranty, a customer is entitled only to rights of repair or replacement or, if

Securities and Exchange Commission
January 11, 2005

those remedies are insufficient, a refund. The Company believes that, based on past history, it has demonstrated that its software performs in a manner consistent with its documented specifications under normal use and circumstances. Further, warranty claims have been minimal and infrequent. Therefore, the Company has not historically established a warranty reserve.

The Company’s standard license agreement does not include any other right of return or any cancellation clause. In the event the Company grants additional rights of return or cancellation, the Company defers revenue until such rights have lapsed, in accordance with the guidance provided in SOP 97-2. Based on the Company’s minimal and infrequent history of returns, the Company has not provided a reserve for sales returns pursuant to SFAS 48.

The Company’s standard license agreement does not include any conditions of acceptance. In the event the Company grants acceptance terms to a customer, the Company reviews the provisions of the acceptance clause based on the guidance provided in SOP 97-2 and defers revenue to the extent required by SOP 97-2. That is, if a contract contains what the Company considers a standard acceptance clause (the customer may return the software only if the software does not conform to the Company’s documented specifications), then the Company recognizes revenue upon delivery. If a contract contains a non-standard acceptance clause (acceptance is subjective or determined according to customer-driven specifications beyond the Company’s documented specifications and the software’s demonstrated capabilities), then the Company defers revenue until the date on which the acceptance clause lapses or the software is accepted by the customer, whichever occurs first.

The Company does not provide any price protection in its customer contracts in the form of any future credits, rebates or other concessions.

The Company has revised the Form S-1 in response to the Staff’s comments. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Use of Estimates—Revenue Recognition” on page 30 and Note 2 to the financial statements on page F-9.

51.	Your revenue recognition policy indicates that the delivery criteria is met when a CD or medium containing licensed software is provided to a common carrier. Clarify for us who is the common carrier and when title transfers to customer. Describe for us your delivery and acceptance clauses in your software arrangements and the related accounting.

When the Company delivers software via a CD, the Company uses Federal Express or a similar express delivery service. Title to software remains with the Company and is not transferred to the customer, pursuant to the terms of the applicable license agreement. The customer’s license right begins, however, upon execution of the license agreement and delivery.

The Company’s license agreements typically provide that the Company can deliver software by either (a) sending a CD to the customer or (b) making the software available to the customer via electronic download. For the purposes of the revenue recognition criteria of SOP 97-2, the Company considers delivery to be completed upon the earlier of (1) providing the CD to the common carrier or, in certain cases where license agreements contemplate that the Company retains the risk of replacement in the event of loss or damage by the carrier, then upon the carrier’s delivery of the CD to the customer, and (2) providing the customer with electronic access to the licensed software.

Securities and Exchange Commission
January 11, 2005

Please see the response to comment 50 for a discussion of acceptance clauses in the Company’s software arrangements and the related accounting.

52.	In regards to your delivery criteria please tell us if there are any contingencies related to passage of title to your international customers and how your accounting addresses such contingencies.

The Company retains title to software licensed to international customers, pursuant to the terms of the applicable license agreement. The delivery provisions in the Company’s license agreements with international customers are identical to those in the Company’s license agreements with domestic customers. Please see the response to comment 51.

53.	Tell us about the payment terms you offer to your customers and what you believe your normal payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Refer to paragraphs 27 through 31 of SOP 97-2.

The Company typically offers customers payment terms ranging from payment upon the execution of an arrangement with the customer to up to 90 days. The Company considers its normal payment terms to be 90 days or less, and considers payments due more than 90 days from the date of delivery to be extended payment terms. Based on the guidance provided in paragraph 28 of SOP 97-2, the Company recognizes that extended payment terms in a software licensing arrangement may indicate that the fee is not fixed or determinable. When the Company deems payment terms to be extended, the related fee is deferred until the amounts become due and payable or, if earlier, cash is collected.

54.	You disclose on page 13 that term license periods may range of three to 36 months. Please tell us how you recognize revenue for the term arrangements of over 12 months and describe the related payment terms and their relationship to revenue recognition.

The Company recognizes revenue for invoiced amounts ratably over the term of the arrangement for all term arrangements, including those over 12 months. The Company typically invoices its customers in annual or quarterly installments in advance and requires payment within 30 days of invoice. Revenue for invoiced amounts is deferred at the time the term arrangement is initiated and is recognized ratably over the life of the arrangement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—License Revenue—Term Arrangements.”

55.	You note that “generally” service is not essential to the functionality of software in your arrangements an if you determine that service is essential to functionality of software, license and service revenue is recognized pursuant to SOP 81-1. Please explain what you mean by generally and how much of your revenues are accounted for under SOP 81-1. Tell us how the services disclosed on page 58, relating to configuration of rules necessary to generate marketing campaigns and creation of custom reports and on page F-11 regarding installation of the Company’s software as well as identification and sourcing of legacy data, are not essential to the functionality of the software to your customers.

The Company did not deem services to be essential to the functionality of its software in any transactions during fiscal 2002 or fiscal 2003. During fiscal 2004, the Company had only one

Securities and Exchange Commission
January 11, 2005

license transaction for which services were deemed to be essential to the functionality of the software. This transaction represented less than 1% of the Company’s total revenue for fiscal 2004.

With the sole exception of this transaction in fiscal 2004, the Company has determined, in accordance with the guidelines provided in paragraphs 68 through 70 of SOP 97-2, that its services are not essential to the functionality of its software, based on the following: (a) the software can be used by the customer upon installation, (b) services are not always sold as part of a licensing arrangement, (c) a significant portion of services engagements are performed by other than Company personnel, (d) complex interfaces between the software and the customer’s existing systems are not necessary, and (e) payments for services are not typically tied to milestones or customer specific acceptance criteria and are based on a time-and-materials basis, and are separate and distinct from payments for the software.

Applying the above guidelines, the Company has determined that the services relating to configuration of rules necessary to generate marketing campaigns, creation of custom reports and identification and sourcing of legacy data are not essential to the functionality of the Company’s software. A customer can select such services, but the services are not required for the customer to use the software. All of these services can be, and on occasion are, performed by the customer or provided by a third party. The performance of these services does not require any modification to the underlying code of the Company’s software.

In light of the Staff’s comments, the Company has revised the Form S-1 to avoid any inference that the creation of reports requires any changes to the underlying software code. Please see “Business—Services—Professional Services” on page 58.

56.	Please explain the accounting guidance you rely upon in accounting for updates and upgrades (both specified and unspecified) for term, perpetual licenses and maintenance arrangements. Please explain why your term arrangements, generally sold through marketing service providers, allocate revenues between license revenue and maintenance fees revenue based on estimated fair value as opposed to vendor specific evidence of fair value. Reference the accounting guidance you are following in this allocation.

The Company includes unspecified software updates and upgrades on a when-and-if-available basis as part of its standard maintenance agreements with customers that license software on a term or perpetual basis. Based on paragraph 36 of SOP 97-2, the Company has concluded that such upgrade rights are a component of postcontract customer support, which is to be recognized ratably over the maintenance term consistent with paragraph 57 of SOP 97-2.

The Company does not sell specified upgrades or upgrade rights as a separate element. In certain infrequent instances, the Company has agreed to deliver certain software that constitutes a specified upgrade right. The Company evaluates such instances in accordance with paragraphs 36 through 38 of SOP 97-2. Since there is no vendor-specific objective evidence of fair value for the specified upgrade in those instances, the Company defers all revenue, including maintenance and term revenue, until the specified software upgrade is delivered.

In determining the classification of term revenue in the consolidated income statement, the Company considered the guidance of Regulation S-X, Article 5, which requires that the Company separately state net sales of products and services. Term arrangements include, for a bundled fee, (a) the right to use the Company’s software for a specified period of time and (b) maintenance,

Securities and Exchange Commission
January 11, 2005

including phone support and updates and upgrades to the Company’s software. Since the Company does not sell maintenance on term arrangements separately, the Company has concluded, after considering the guidance of TPA 5100.53 and TPA 5100.54, that vendor-specific objective evidence of fair value of the maintenance element does not exist as a basis to apply the residual method. As a result, the Company recognizes the license and maintenance revenue ratably over the term of the arrangement and allocates the fee to license and maintenance revenue based on management’s estimate of their relative fair values based on historical contracts. The Company believes that the absence of vendor-specific objective evidence of the fair value of these elements as a basis to separate the timing of the recognition of license and maintenance revenue does not preclude the allocation of revenue between license and maintenance within the same period based on relative fair values. The Company believes that such an allocation within the period best reflects the substance of the transaction.

57.	Tell us how you account for multiple deployment of your software products and how this is considered in your revenue recognition under your software arrangements. Tell us how your accounting considers AICPA TPA 5100.39.

The Company does not typically allow for multiple deployment of its software products. Instead, the Company requires individual contracts to be executed prior to software deployment. Although the Company occasionally sells its products to multiple branches or subsidiaries of a global organization, each contract is separately negotiated and the software is separately provided to the branch or subsidiary.

When selling its products to large global organizations, the Company reviews all contracts with the organization’s branches and subsidiaries to determine the appropriate revenue recognition. In so doing, the Company considers various factors that may indicate that a group of contracts should be accounted for as a single arrangement, as outlined in TPA 5100.39. If the Company determines that the contracts were negotiated within a short timeframe or were closely interrelated, then all revenue is recognized considering all of the contracts as a single arrangement pursuant to the provisions of SOP 97-2.

Note 3. Acquisition, p. F-19

58.	We note that you refer to an independent valuation firm to determine the fair value of the intangible assets acquired. When you refer to an independent valuation disclose the name of expert and include the expert’s consent with the filing. Refer to Rule 436(b) of Regulation C. Please revise.

The Company has revised the Form S-1 in response to the Staff’s comment to delete the reference to an independent valuation firm. Please see Note 3 to the financial statements on page F-20.

59.	Please provide us with the significance tests of Rule 1-02(w) of Regulation S-X used to determine the need for historical financial statements of Marketic SA. Your response should set forth in detail the computation of the significant subsidiary test and the reasons for not including historical and pro forma financial statements under Rule 3-05 and Article 11 of Regulation S-X and the instructions to Form 8-K. We note your letter to Craig Olinger, Deputy Chief Accountant of the Division of Corporation Finance dated July 27, 2004.

Securities and Exchange Commission
January 11, 2005

Reference is made to the letter dated December 13, 2004 from the Company to Ms. Carol A. Stacey of the Staff, which was delivered partly in response to a letter dated July 27, 2004 from Craig C. Olinger of the Staff to the Company.

The Form S-1 includes the Company’s audited financial statements as of, and for the fiscal year ended, September 30, 2004. As noted in the Company’s letter dated December 13, 2004, in preparing the Form S-1, the Company applied the significance tests set forth in Rule 3-05 of Regulation S-X and SAB 80 to evaluate the extent to which financial statements of Marketic were required to be presented in the Form S-1. As contemplated by Mr. Olinger’s letter dated July 27, 2004, the Company applied the guidance of SAB 80 and used September 30, 2004, the Company’s most recent audited balance sheet date, as the measurement date in determining the significance of Marketic. The following table summarizes the results of the Company’s evaluation at September 30, 2004:

			Marketic as
		Unica	Percentage of Unica
	Marketic	Consolidated	Consolidated
	(in millions)
Asset test	$5.1	$42.4	12.0%
Investment test	3.7	42.4	8.7%
Income (loss) before income taxes test	(0.2)	4.2	4.8%

As a result of the above computations, the Company determined that one year of financial results for Marketic was required to be reflected in the Form S-1. The audited consolidated financial statements in the Form S-1 filing include seventeen months of audited financial results of Marketic consolidated with those of the Company since the date of acquisition on May 1, 2003. Since the financial statements in the Form S-1 include at least one full year of audited Marketic financial results, the Company concluded that no additional, separate financial statements of Marketic were required to be presented in the Form S-1. Please note that Note 3 to the financial statements in the Form S-1 provides the pro forma combined condensed results of operations for the years ended September 30, 2002 and 2003 as required by SFAS 141.

60.	Please tell us what consideration you gave to allocation of the Marketic purchase price to marketing-related intangibles such as trademarks, trade names, non-compete agreements and customer-related intangibles, such as customer lists, backlog, customer relationships related to the contracts acquired and other non-contractual customer relationships. We note disclosures throughout management’s discussion and analysis regarding maintenance “renewals” by customers of the Marketic business acquired by Unica France that would speak to the existence of value in other customer related intangibles beyond existing acquired contracts. You also disclose on page 56 in that “the acquisition of Marketic by Unica France in May 2003 has provided us with additional customers and a base of operations in Europe.” See Appendix A of SFAS No. 141 for further guidance.

In considering the allocation of the Marketic purchase price to the assets purchased in the Marketic acquisition, including certain marketing- and customer-related intangibles, the Company reviewed and applied the provisions of SFAS 141. The Company retained an independent valuation firm to assist in identifying and valuing the intangible assets acquired and to assist the Company in establishing the basis for allocating purchase price to such assets.

Securities and Exchange Commission
January 11, 2005

No portion of the purchase price was allocated to marketing-related intangibles. The Company obtained the rights to certain trademarks and to the Marketic trade name, but did not intend to use those trademarks or the Marketic trade name after the closing of the acquisition and concluded that any value to the Company or outside third parties was nominal. The Company also acquired rights under certain non-competition agreements, but under applicable French law those agreements were unenforceable in the absence of significant consideration that the Company determined it would not pay and therefore had nominal value.

At the date of the Marketic acquisition, Marketic had approximately 100 customer maintenance and support contracts outstanding, substantially all of which were one-year contracts with annual renewal options that expired on December 31, 2003. The Company assigned a portion of the purchase price to the Marketic customer contracts and related customer relationships in recognition of the value of the potential cash flow from maintenance renewals from the contracts and estimated maintenance renewals based on the existing customer relationships. Marketic had no customer backlog at the time of the acquisition, and the Company (with its independent valuation firm) determined that, other than the value to be realized from renewal of the existing maintenance agreements, non-contractual customer relationships acquired in the acquisition had nominal value to the Company because these relationships were limited in number and qualification within the sales cycle.

In light of the Staff’s comments, the Company has revised the Form S-1 to clarify the nature of the customer-related intangibles to which a portion of the purchase price was assigned. Please see Notes 3 and 4 to the financial statements beginning on page F-20.

61.	Please explain the basis for a three-year life on customer contracts acquired. Also explain the appropriateness of using what appears to be a straight line amortization of customer contracts and developed technology. Clarify in revised disclosure what method of amortization you are using.

Based on paragraph 11 of SFAS No. 142, the Company determined that three years was a reasonable estimate of the period over which the customer-related intangible assets would contribute to the Company’s cash flows. That period also corresponds to the three-year period of cash flows used to value the customer contracts and related customer relationships. Please see the response to comment 60.

Based upon paragraph 12 of SFAS 142, the Company believes that a straight-line amortization method provides a reasonable estimate of how the economic benefits of the intangible assets will be consumed or otherwise used up.

The Company has revised the Form S-1 in response to the Staff’s comments with respect to the method of amortization used. Please see Notes 3 and 4 of the financial statements beginning on page F-20.

Note 5. Property and Equipment, p. F-22

62.	Leasehold improvements should be depreciated over the shorter of the lease term or useful lives. Please revise or tell us why revision is not required.

The Company has revised the Form S-1 in response to the Staff’s comments. Please see Note 5 to the financial statements on page F-22.

Securities and Exchange Commission
January 11, 2005

Note 11. Redeemable Preferred Stock, p. F-26

63.	Please tell us why you have not recognized a beneficial conversion element with respect to the Series A and B convertible participating preferred stock. Tell us how your accounting complies with EITF 98-5 and EITF 00-27.

The Company did not recognize a beneficial conversion element with respect to its preferred stock because in each case the purchase price of the preferred stock on an as-converted basis was greater than the estimated fair value of the underlying common stock into which the preferred stock was convertible at the date of the preferred stock issuance. The conversion price of the Series A and B preferred stock was fixed at the date of issuance, except for limited circumstances (including as specified in Section C(6)(c) of the Company’s charter). As a result, the Company concluded that a beneficial conversion feature, as defined in EITF 98-5 and EITF 00-27, did not exist at the commitment date, which was equivalent to the dates of issuance of the Series A and B preferred stock. The Company understands that a contingent beneficial conversion feature pursuant to EITF 98-5 and EITF 00-27 may have existed at the time of the Series B preferred stock issuance. To the extent such contingent beneficial conversion feature is resolved as part of the consummation of the initial public offering, the Company will follow the accounting required by EITF 98-5 and EITF 00-27.

As noted in the response to comment 12, a payment may be paid to the holders of Series B preferred stock. The accounting treatment for the payment would be that of a dividend to the holders of Series B preferred stock and would impact net income applicable to common stockholders in the computation of earnings per share.

Stockholders’ Equity, F-29

64.	Supplementally provide us the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the filing of the registration statement:

•	The type of security
•	The date of grant/issuance
•	Description/name of option or equity holder
•	The reason for the grant or equity related issue
•	The number of options or equity instruments granted or issued
•	The exercise price or conversion price
•	The fair value of underlying shares of common stock
•	The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense
•	Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

Common stock options were the only type of equity-related security issued by the Company during the one-year period preceding the filing of the Form S-1. Please see Exhibit A to this letter, which sets forth the other information requested above with respect to each of the common stock options granted during such one-year period.

Securities and Exchange Commission
January 11, 2005

As set forth on page 3 of Exhibit A, the Company recorded an aggregate of $672,000 in deferred stock-based compensation in fiscal 2004, as the result of option grants on April 26, 2004 and July 23, 2004. The Company recognized $111,000 in amortization of this deferred stock-based compensation during fiscal 2004. As a result, the Company had a balance of $561,000 of deferred stock-based compensation as of September 30, 2004. The Company will amortize deferred stock-based compensation of $335,000 in fiscal 2005, $143,000 in fiscal 2006, $67,000 in fiscal 2007 and $16,000 in fiscal 2008 in accordance with the provisions of FIN 28. Please see the response to comment 63 with respect to the recognition of a beneficial conversion element.

65.	Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

The Company confirms that it will provide the Staff with updates to the requested information for all equity-related transactions through the effective date of the registration statement.

66.	Provide us with objective evidence that supports your determination of fair value of the underlying shares of common stock at each grant date. Where you have used valuation methods to determine common stock fair value provide us with your assumptions and supporting analysis. Highlight any transactions with unrelated party parties believed by management to be particularly strong evidence of an objective fair value per share determination. Discuss and quantify the impact on your fair value of any events, which occurred between the date of equity-related issues were granted and the date the registration statement was filed. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range. Describe significant intervening events within the Company and the broader market that explain the significant changes in fair value of your common stock.

Securities and Exchange Commission
January 11, 2005

Due to the continuing volatility in the equity markets for software and other technology companies and because the Company and its advisers have not yet completed their valuation of the Company for purposes of determining the proposed price range of the common stock for the Company’s initial public offering, the Form S-1 excludes information with respect to such range, the terms of any potential reverse stock split to be effected prior to the offering and the number of shares that will be offered. The establishment of those offering terms depends upon the outcome of the final valuation of the Company, and the final valuation of the Company, in turn, depends substantially upon the Company’s operating results, its financial projections, the overall market performance and the market performance of comparable companies. The Company has not finished preparing its consolidated financial statements for the quarter ended December 31, 2004, and is continuing to refine and update its financial projections. In addition, as of the date of this letter, most publicly traded companies, including “comparable” companies that the Company and its underwriters will consider in valuing the Company, have not yet reported operating results for the quarter ended December 31, 2004.

The Company is providing the following information to facilitate the Staff’s review of the Form S-1 in the absence of information regarding the offering price range, any reverse stock split and offering size. As noted above, the Company expects to include this offering information in pre-effective Amendment No. 2 to the Form S-1.

Background

The Company historically has granted stock options at exercise prices that equaled the then-current fair value of the Company’s common stock as determined by the board of directors as of the date of grant. The board has determined the fair value of the common stock by considering a number of factors, including the Company’s operating performance, significant events in the Company’s history, issuances of the Company’s preferred stock, trends in the broad market for software and other technology stocks and the expected valuation the Company would obtain in an initial public offering.

Since fiscal 2003, the board, in making these determinations of fair value, has not had the benefit of relying upon recent financing or other third-party transactions that could have provided independent evidence of the value of the common stock. The Company has not sold shares of its stock (other than pursuant to option exercises) since March 2001, when it completed an offering of Series B preferred stock. No secondary, arm’s-length sale of shares of the Company’s stock has occurred since July 2002.

In the absence of any recent objective information as to the value of the common stock, the board determined in November 2003 to engage Huron Consulting Group LLC (“Huron”) to conduct an independent valuation of the fair value of the common stock as of December 31, 2003. When determining the fair value of common stock in connection with the grant of stock options in January

Securities and Exchange Commission
January 11, 2005

2004, the board based its estimate of the fair value of the Company’s common stock principally on the valuation performed by Huron, as well as other factors discussed more fully below.

The board next obtained objective evidence of the fair value of the Company’s common stock when Deutsche Bank Securities Inc. (“Deutsche Bank”) presented a preliminary valuation range to the Company in July 2004 and an updated preliminary valuation range in October 2004. When determining the deemed fair value of common stock in connection with the grant of stock options in July and October 2004, the Company relied principally on these respective valuations, as well as other factors discussed more fully below.

In connection with the preparation of its financial statements for fiscal 2004, and in light of the proposed initial public offering and related preliminary valuation range presented by Deutsche Bank in October 2004, the Company determined to assess retroactively the pricing of all options granted since December 31, 2003. As a result of this reassessment, the Company recorded approximately $1.0 million of deferred compensation for stock options granted to employees through December 31, 2004. The amount of deferred compensation for each option grant during that period was calculated based upon the difference between the reassessed deemed fair value of the common stock at the date of grant and the option exercise price.

In reassessing the deemed fair value of the common stock, the Company considered numerous objective and subjective factors, including:

•	the independent valuation conducted by Huron;

•	the Company’s actual and projected operating results;

•	valuations and other information provided by investment banking firms;

•	market conditions, including stock prices and trading multiples of comparable companies; and

•	the increasing likelihood of an initial public offering by the Company.

Independent Valuation by Huron

As described above, in November 2003 the Company engaged Huron to conduct an independent valuation of the fair value of the common stock as of December 31, 2003. This valuation was the most objective evidence of the fair value of the common stock at that point in time. Huron determined the fair value of the common stock to be $2.24 per share. In preparing this valuation:

•	Huron used three generally accepted valuation approaches: market multiple approach (40% of the weighted valuation), discounted cash flow approach (40%) and transaction multiple approach (20%).

•	Huron did not prepare financial projections as part of the evaluation, but instead used and relied on the Company’s then-current internal financial projections.

•	In determining the fair value of the common stock, Huron subtracted from the total enterprise value the liquidation preference of $14.6 million attributable to the Series A and Series B preferred stock. As further discussed below, at this point in time, the Company remained too small to access the public markets; and therefore the superior rights of the preferred stockholders significantly reduced the value of the common stock absent an initial public offering.

Securities and Exchange Commission
January 11, 2005

•	Huron assumed a discount of 15% for lack of marketability.

•	Huron focused its analysis of comparable companies on six companies. Huron determined that, since the Company was profitable and profitability was a determining factor, the list of comparables should be limited to Business Objects S.A., Cognos Incorporated, Hyperion Solutions Corporation, MicroStrategy Incorporated, Open Solutions Inc. and Siebel Systems, Inc. All of these companies are included in the list of comparable companies evaluated by Deutsche Bank, as described below.

Operating Results of the Company

In reassessing the deemed fair value of the common stock, the Company reviewed and evaluated the Company’s quarterly operating results during fiscal 2004. These results are discussed in detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Quarterly Operating Results” beginning on page 42 of the Form S-1. The Company determined that total revenue and operating income were the key metrics for investors and therefore focused its reassessment principally on those two line items.

The Company’s total revenue of $11.6 million for the quarter ended March 31, 2004 represented an increase of 60% from the comparable quarter of fiscal 2003 and 17% from the sequential quarter ended December 31, 2003. The quarter ended March 31, 2004 was the first quarter in which the Company’s total revenue exceeded $10 million, which, as discussed below, investment banking firms had identified as one of the conditions precedent to the Company going public. The Company’s operating income of $879,000 was approximately flat from the comparable quarter of fiscal 2003 and the sequential quarter ended December 31, 2003. During the quarter ended March 31, 2004, the Company found it necessary, however, to increase its investment in sales and marketing and in research and development to remain competitive. As a result of the Company’s strong operating results, in April 2004 the board of directors approved an increase in the Company’s revenue projections for the remainder of fiscal 2004.

The Company’s total revenue of $13.4 million for the quarter ended June 30, 2004 increased by 65% from the comparable quarter of fiscal 2003 and 16% from the quarter ended March 31, 2004. The Company’s $1.0 million in operating income increased 364% over the comparable quarter of fiscal 2003 (135% after excluding a write-off of in-process research and development in the quarter ended June 30, 2003) and 18% from the quarter ended June 30, 2004.

The Company’s total revenue of $13.8 million for the quarter ended September 30, 2004 increased by 54% from the comparable quarter of fiscal 2003 and was approximately unchanged from the quarter ended June 30, 2004. The Company’s $1.2 million in operating income represented an increase of 124% from the comparable quarter of fiscal 2003 and 13% from the quarter ended June 30, 2004.

Advice of Investment Banking Firms

During the quarters ended December 31, 2003 and March 31, 2004, the Company had a limited number of introductory conversations with investment banks. The Company was advised that, with less than $10 million in quarterly total revenue, the Company was still considered to be below “microcap” size and remained too small to access the public markets. As a result, these discussions with investment banks were limited in scope and focused on the general software markets rather than on any potential valuation of the Company. The quarter ended March 31, 2004 was the first quarter in which the Company’s total revenue exceeded $10 million.

Securities and Exchange Commission
January 11, 2005

On July 22, 2004, the Company’s board of directors and management interviewed five investment banks for selection as managing underwriters. Each of the investment banks presented its views as to the potential for a public offering by the Company in light of the Company’s recent operating results and prevailing and anticipated market conditions. As part of its presentation, Deutsche Bank, which the Company subsequently selected as lead managing underwriter, presented a preliminary valuation range of approximately $6.00 to $7.00 for an initial public offering, based on assumptions that the offering would be completed in January or February 2005 and that all of the outstanding preferred stock would convert into common stock on a one-to-one basis without payment of any dividend. This valuation was presented by Deutsche Bank, but was not discussed or negotiated by the meeting participants, in part because at that time Deutsche Bank had not yet conducted any financial or other due diligence and had received only high-level, preliminary financial projections from the Company.

On September 20, 2004, the Company and its managing underwriters held an organizational meeting and initiated the registration process. On October 20, 2004, in anticipation of the initial filing of the Form S-1, Deutsche Bank provided to the Company a revised preliminary valuation matrix with an updated estimated filing range of $6.40 to $7.75. This valuation was based on the assumptions that the initial public offering would be completed in March 2005 and that all of the outstanding preferred stock would convert into common stock on a one-to-one basis without payment of any dividend.

Stock Prices of Comparable Companies

The Company reviewed general market conditions during fiscal 2004, as well as the economic outlook for fiscal 2005. In particular, the Company reviewed and evaluated the operating results and stock prices of 13 companies that Deutsche Bank had identified as being comparable to the Company for valuation purposes. This list of companies was consistent with those companies the Company had followed historically, and the list includes all six of the comparable companies identified by Huron as well as all five of the publicly traded companies identified as competitors of the Company under “Business—Competition” at page 63 of the Form S-1. The identified comparable companies consist of Business Objects S.A., Chordiant Software, Inc., Cognos Incorporated, E.piphany, Inc., Hyperion Solutions Corporation, MicroStrategy Incorporated, Open Solutions Inc., Oracle Corporation, PeopleSoft, Inc., SAP Corporation, Siebel Systems, Inc., SPSS Inc. and SupportSoft, Inc.

For purposes of summarizing the more detailed information reviewed by the Company with respect to the several comparable companies, the Company has prepared a stock price index that gives equal weight to stock price changes for each of the comparable companies’ common stock. The following graph depicts changes in this index throughout 2004, including at each of the dates on which options were granted:

Securities and Exchange Commission
January 11, 2005

The overall software markets softened in general during the quarter ended March 31, 2004. Four of the 13 comparable companies failed to meet their consensus revenue expectations, while 9 met or exceeded consensus revenue expectations. The index stock price decreased from 108 at January 22 to 97 on April 26, 2004.

Across the software markets, more than two dozen software companies, while continuing to grow revenue on a year-over-year basis, missed their consensus revenue expectations for the quarter ended June 30, 2004. Seven of the 13 comparable companies missed consensus revenue expectations, while 6 exceeded consensus revenue expectations. The index stock price was at 80 on July 23, 2004.

The overall software market improved in the quarter ended September 30, 2004. Three of the 13 comparable companies missed consensus revenue expectations, while ten exceeded consensus revenue expectations. The index stock price was at 94 on October 28, 2004.

Increasing Likelihood of Initial Public Offering

When reassessing the deemed fair value of the common stock with hindsight, the Company determined that the probability of completing an initial public offering increased from January 2004 to October 2004. In the quarter ended March 31, 2004, increased license revenue from newer products and an improved portfolio of customer opportunities helped the Company exceed $10 million in quarterly total revenue for the first time. As discussed above, investment banking firms had identified satisfaction of this revenue criterion as one of the conditions precedent to the Company going public. In April 2004, the board of directors approved an increase in the Company’s revenue projections for the remainder of fiscal 2004. Moreover, the Company’s performance continued to improve on a quarterly basis throughout the remainder of fiscal 2004.

In the last months of fiscal 2004, the Company began to take tangible steps toward an initial public offering. As described above, the Company interviewed investment bankers in July, conducted its organizational meeting in September, and conducted the Form S-1 drafting process in September, October and November.

Securities and Exchange Commission
January 11, 2005

As a result, certain of the assumptions—such as the marketability discount and preferred stock liquidation preference—that depressed the deemed fair value of the common stock at the date of the option grants, particularly those in January 2004, were adjusted to reflect management’s most current expectations.

Conclusion

The Company has increased the deemed fair value of the common stock from $2.24 per share in January 2004 to $7.00 per share in October 2004 to take into account the aforementioned factors. The share price increase during the year was based on the Company’s best estimate of the rate at which the value of the Company increased. The following table presents information with respect to the four sets of option grants in 2004, including the deferred compensation recorded with respect to option grants during the twelve months immediately preceding the date of the initial filing of the Form S-1:

	Number of	Exercise	Deemed Fair	Intrinsic	Deferred
Option Grant Date	Option Shares	Price	Value	Value	Compensation
January 22, 2004	415,667	$2.24	$2.24	$—	$—
April 26, 2004	152,750	2.39	4.50	2.11	322,302
July 23, 2004	118,600	3.05	6.00	2.95	349,870
October 28, 2004	168,750	5.00	7.00	2.00	337,500
Total	855,767				$1,009,672

•	The Company granted options on January 22, 2004 at an exercise price of $2.24 per share. The principal piece of objective evidence on which the board of directors based its estimate of the deemed fair value of the Company’s common stock was the independent valuation conducted by Huron as of December 31, 2003 that ascribed to the common stock a value of $2.24 per share. The board also noted advice from investment banking firms indicating that the Company was too small to proceed with an initial public offering, together with the other information described above. As a result, in hindsight the Company determined that the deemed fair value of the common stock at January 22, 2004 was $2.24 per share, resulting in no deferred compensation related to the option grants on that date.

•	The Company granted options on April 26, 2004 at an exercise price of $2.39 per share. In the absence of objective evidence subsequent to the Huron valuation, the principal factor on which the Company relied in estimating the deemed fair value of the common stock was the Company’s strong operating results for the quarter ended March 31, 2004. These results included the Company’s achievement of the investment banking firms’ threshold of $10 million in quarterly revenue, and they led the board to approve, in April 2004, an increase in the Company’s revenue projections for the remainder of fiscal 2004. The benefits of these events on the Company’s valuation were mitigated by softness in the market for the Company’s identified comparable companies. As a result, in hindsight the Company determined that the deemed fair value of the common stock at April 26, 2004 was $4.50 per share, resulting in total deferred compensation of $322,302 related to the option grants on that date. The $4.50 price represented a 101% increase from the $2.24 deemed value as of January 22, 2004.

•	The Company granted options on July 23, 2004 at an exercise price of $3.05 per share. The principal piece of objective evidence on which the Company based its estimate of the deemed fair value of the Company’s common stock was the preliminary valuation range of $6.00 to $7.00 received from Deutsche Bank on July 22, 2004, based on assumptions that the offering would be completed in January or February 2005 and that all of the outstanding preferred stock would convert into common stock on a one-to-one basis without payment of any dividend. The Company determined in hindsight that the deemed fair value of the common stock at July 23, 2004 was $6.00 per share, resulting

Securities and Exchange Commission
January 11, 2005

in total deferred compensation of $349,870 related to the options granted on that date. The $6.00 price represented a 33% increase from the $4.50 deemed value as of April 26, 2004.

•	The Company granted options on October 28, 2004 at an exercise price of $5.00 per share. The principal piece of objective evidence on which the Company based its estimate of the deemed fair value of the Company’s common stock was the updated preliminary valuation range of $6.40 to $7.75 received from Deutsche Bank on October 20, 2004. This valuation was based on the assumptions that the initial public offering would be completed in March 2005 and that all of the outstanding preferred stock would convert into common stock on a one-to-one basis without payment of any dividend. The Company determined that the deemed fair value of the common stock at October 28, 2004 was $7.00 per share, resulting in total deferred compensation of $337,500 related to the options granted on that date. The $7.00 price represented a 17% increase from the $6.00 deemed value as of July 23, 2004.

As a result of the foregoing, the Company believes that it has used reasonable methods to estimate the deemed fair value of the common stock and that all stock options have been recorded for accounting purposes based on the deemed fair value of the common stock on each of the respective grant dates based on the information available.

67.	In addition, tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

The Company and the managing underwriters have not yet agreed upon a range for the initial public offering price.

The board of directors of the Company interviewed potential managing underwriters in July 2004 and selected the managing underwriters in August 2004. While the potential managing underwriters presented preliminary estimates of the Company’s pre- and post-IPO market capitalization, those estimates were only one of several factors considered in the selection process and no understanding was negotiated or reached as to any actual price range for the offering. The Company will discuss an estimated price range in conjunction with the filing of pre-effective Amendment No. 2 to the Form S-1. The Company anticipates that this range may vary significantly from the estimated price ranges first communicated by the managing underwriters in July 2004 as a result of the Company’s recent performance, as well as changes in market conditions generally and in market conditions for comparable companies in particular.

Securities and Exchange Commission
January 11, 2005

Segment Information, p. F-30

68.	Revise to separately disclose revenue from the United States, your country of domicile, and disclose separately any individual country revenue amounts if material. Tell us how you comply with paragraph 38 of SFAS 131.

The Company has revised its financial statements in the Form S-1 in response to the Staff’s comment to separately disclose revenue from the United States, the Company’s country of domicile, and to separately disclose revenue from the United Kingdom, which is the only individually material foreign country. Revenue from the United Kingdom represented greater than 10% of the Company’s total revenue in each of fiscal 2002 and fiscal 2003. Please see Note 13 to the financial statements on page F-31.

Item 16. Exhibits.

69.	We note that there are a number of material exhibits to be filed by amendment. We will need sufficient time to process the amendment when the exhibits are included. Please understand that the filing of these exhibits may cause us to raise issues on areas not previously commented upon.

The Company has filed additional exhibits with this Amendment No. 1 and expects to file all remaining exhibits with its next pre-effective amendment. The Company acknowledges that the Staff will require time to review newly filed exhibits with the Form S-1.

* * * *

     Please do not hesitate to contact the undersigned (617-526-6038) with any questions regarding this response letter.

Very truly yours,

/s/ Mark L. Johnson

Mark L. Johnson

Exhibit A
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
			Number of	Exercise		Deemed		Gross Deferred
Employee			Options	Price Per		Fair Value		Compensation
or Director	Function	Reason for Grant	Granted	Share	(D) x (E)	Per Share	(D) x (G)	(H) - (F)

OPTION GRANTS AS OF JANUARY 22, 2004
Employee	G&A	Incentive to existing employee	2,500	$2.24	$5,600.00	$2.24	$5,600.00	$0.00
Employee	Services	Incentive to existing employee	1,500	$2.24	$3,360.00	$2.24	$3,360.00	$0.00
Employee	R&D	Incentive to existing employee	2,500	$2.24	$5,600.00	$2.24	$5,600.00	$0.00
Employee	Services	Incentive to existing employee	1,000	$2.24	$2,240.00	$2.24	$2,240.00	$0.00
Employee	Sales	New hire	7,500	$2.24	$16,800.00	$2.24	$16,800.00	$0.00
Employee	G&A	Incentive to existing employee	10,000	$2.24	$22,400.00	$2.24	$22,400.00	$0.00
Employee	Marketing	Incentive to existing employee	60,000	$2.24	$134,400.00	$2.24	$134,400.00	$0.00
Employee	R&D	New hire	2,000	$2.24	$4,480.00	$2.24	$4,480.00	$0.00
Employee	Sales	Incentive to existing employee	3,000	$2.24	$6,720.00	$2.24	$6,720.00	$0.00
Employee	Sales	Incentive to existing employee	5,000	$2.24	$11,200.00	$2.24	$11,200.00	$0.00
Employee	Sales	Incentive to existing employee	7,500	$2.24	$16,800.00	$2.24	$16,800.00	$0.00
Employee	Sales	New hire	7,500	$2.24	$16,800.00	$2.24	$16,800.00	$0.00
Employee	R&D	New hire	10,000	$2.24	$22,400.00	$2.24	$22,400.00	$0.00
Employee	Marketing	New hire	5,000	$2.24	$11,200.00	$2.24	$11,200.00	$0.00
Employee	Sales	Incentive to existing employee	100,000	$2.24	$224,000.00	$2.24	$224,000.00	$0.00
Employee	Sales	New hire	10,000	$2.24	$22,400.00	$2.24	$22,400.00	$0.00
Employee	Marketing	Incentive to existing employee	1,000	$2.24	$2,240.00	$2.24	$2,240.00	$0.00
Employee	G&A	Incentive to existing employee	4,000	$2.24	$8,960.00	$2.24	$8,960.00	$0.00
Employee	Services	Incentive to existing employee	1,000	$2.24	$2,240.00	$2.24	$2,240.00	$0.00
Employee	Sales	New hire	500	$2.24	$1,120.00	$2.24	$1,120.00	$0.00
Employee	Sales	New hire	4,000	$2.24	$8,960.00	$2.24	$8,960.00	$0.00
Employee	Sales	New hire	4,000	$2.24	$8,960.00	$2.24	$8,960.00	$0.00
Employee	Sales	New hire	5,000	$2.24	$11,200.00	$2.24	$11,200.00	$0.00
Director		Incentive to existing director	15,000	$2.24	$33,600.00	$2.24	$33,600.00	$0.00
Director		Incentive to existing director	15,000	$2.24	$33,600.00	$2.24	$33,600.00	$0.00
Employee	Marketing	Incentive to existing employee	5,000	$2.24	$11,200.00	$2.24	$11,200.00	$0.00
Employee	Sales	Incentive to existing employee	3,000	$2.24	$6,720.00	$2.24	$6,720.00	$0.00
Employee	Sales	Incentive to existing employee	10,000	$2.24	$22,400.00	$2.24	$22,400.00	$0.00
Employee	Services	New hire	7,500	$2.24	$16,800.00	$2.24	$16,800.00	$0.00
Employee	Sales	Incentive to existing employee	7,500	$2.24	$16,800.00	$2.24	$16,800.00	$0.00
Employee	Sales	Incentive to existing employee	3,000	$2.24	$6,720.00	$2.24	$6,720.00	$0.00
Employee	Services	Incentive to existing employee	2,500	$2.24	$5,600.00	$2.24	$5,600.00	$0.00
Employee	Sales	Incentive to existing employee	16,667	$2.24	$37,334.08	$2.24	$37,334.08	$0.00
Employee	Sales	Incentive to existing employee	1,000	$2.24	$2,240.00	$2.24	$2,240.00	$0.00
Employee	Sales	New hire	12,000	$2.24	$26,880.00	$2.24	$26,880.00	$0.00
Employee	Marketing	New hire	1,500	$2.24	$3,360.00	$2.24	$3,360.00	$0.00
Employee	Services	Incentive to existing employee	7,500	$2.24	$16,800.00	$2.24	$16,800.00	$0.00
Employee	Services	Incentive to existing employee	1,000	$2.24	$2,240.00	$2.24	$2,240.00	$0.00
Employee	R&D	New hire	5,000	$2.24	$11,200.00	$2.24	$11,200.00	$0.00
Employee	G&A	Incentive to existing employee	7,500	$2.24	$16,800.00	$2.24	$16,800.00	$0.00
Employee	R&D	New hire	5,000	$2.24	$11,200.00	$2.24	$11,200.00	$0.00
Employee	Sales	Incentive to existing employee	1,500	$2.24	$3,360.00	$2.24	$3,360.00	$0.00
Director		Incentive to existing director	15,000	$2.24	$33,600.00	$2.24	$33,600.00	$0.00
Employee	R&D	New hire	1,500	$2.24	$3,360.00	$2.24	$3,360.00	$0.00
Employee	Sales	Incentive to existing employee	3,000	$2.24	$6,720.00	$2.24	$6,720.00	$0.00
Employee	Sales	New hire	4,000	$2.24	$8,960.00	$2.24	$8,960.00	$0.00
Employee	R&D	New hire	2,500	$2.24	$5,600.00	$2.24	$5,600.00	$0.00
Employee	Marketing	New hire	1,500	$2.24	$3,360.00	$2.24	$3,360.00	$0.00
Employee	Sales	New hire	1,000	$2.24	$2,240.00	$2.24	$2,240.00	$0.00
Employee	Services	Incentive to existing employee	500	$2.24	$1,120.00	$2.24	$1,120.00	$0.00
Employee	Sales	Incentive to existing employee	1,500	$2.24	$3,360.00	$2.24	$3,360.00	$0.00
Employee	Services	New hire	3,000	$2.24	$6,720.00	$2.24	$6,720.00	$0.00
Employee	R&D	Incentive to existing employee	500	$2.24	$1,120.00	$2.24	$1,120.00	$0.00

			415,667	$2.24	$931,094.08	$2.24	$931,094.08	$0.00

Exhibit A
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
			Number of	Exercise		Deemed		Gross Deferred
Employee			Options	Price Per		Fair Value		Compensation
or Director	Function	Reason for Grant	Granted	Share	(D) x (E)	Per Share	(D) x (G)	(H) - (F)

OPTION GRANTS AS OF APRIL 26, 2004
Employee	R&D	New hire	1,000	$2.39	$2,390.00	$4.50	$4,500.00	$2,110.00
Employee	Sales	New hire	20,000	$2.39	$47,800.00	$4.50	$90,000.00	$42,200.00
Employee	Services	New hire	4,000	$2.39	$9,560.00	$4.50	$18,000.00	$8,440.00
Employee	G&A	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	R&D	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	R&D	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	Services	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	Services	New hire	3,000	$2.39	$7,170.00	$4.50	$13,500.00	$6,330.00
Employee	Services	New hire	2,500	$2.39	$5,975.00	$4.50	$11,250.00	$5,275.00
Employee	R&D	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	G&A	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	R&D	New hire	1,000	$2.39	$2,390.00	$4.50	$4,500.00	$2,110.00
Employee	Marketing	New hire	1,500	$2.39	$3,585.00	$4.50	$6,750.00	$3,165.00
Employee	G&A	New hire	1,500	$2.39	$3,585.00	$4.50	$6,750.00	$3,165.00
Employee	Sales	New hire	1,000	$2.39	$2,390.00	$4.50	$4,500.00	$2,110.00
Employee	R&D	New hire	3,000	$2.39	$7,170.00	$4.50	$13,500.00	$6,330.00
Employee	Sales	New hire	7,500	$2.39	$17,925.00	$4.50	$33,750.00	$15,825.00
Employee	R&D	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	R&D	New hire	5,000	$2.39	$11,950.00	$4.50	$22,500.00	$10,550.00
Employee	G&A	New hire	250	$2.39	$597.50	$4.50	$1,125.00	$527.50
Employee	R&D	New hire	1,000	$2.39	$2,390.00	$4.50	$4,500.00	$2,110.00
Employee	Sales	New hire	3,000	$2.39	$7,170.00	$4.50	$13,500.00	$6,330.00
Employee	G&A	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	Sales	New hire	5,000	$2.39	$11,950.00	$4.50	$22,500.00	$10,550.00
Employee	G&A	New hire	4,000	$2.39	$9,560.00	$4.50	$18,000.00	$8,440.00
Employee	Marketing	New hire	1,500	$2.39	$3,585.00	$4.50	$6,750.00	$3,165.00
Employee	R&D	New hire	1,500	$2.39	$3,585.00	$4.50	$6,750.00	$3,165.00
Employee	Sales	New hire	4,000	$2.39	$9,560.00	$4.50	$18,000.00	$8,440.00
Employee	Services	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	Services	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	Services	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	Services	New hire	2,500	$2.39	$5,975.00	$4.50	$11,250.00	$5,275.00
Employee	R&D	New hire	1,000	$2.39	$2,390.00	$4.50	$4,500.00	$2,110.00
Employee	Marketing	New hire	1,500	$2.39	$3,585.00	$4.50	$6,750.00	$3,165.00
Employee	R&D	New hire	1,000	$2.39	$2,390.00	$4.50	$4,500.00	$2,110.00
Employee	G&A	New hire	7,500	$2.39	$17,925.00	$4.50	$33,750.00	$15,825.00
Employee	Sales	New hire	5,000	$2.39	$11,950.00	$4.50	$22,500.00	$10,550.00
Employee	G&A	New hire	1,500	$2.39	$3,585.00	$4.50	$6,750.00	$3,165.00
Employee	G&A	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	R&D	New hire	1,500	$2.39	$3,585.00	$4.50	$6,750.00	$3,165.00
Employee	Sales	New hire	5,000	$2.39	$11,950.00	$4.50	$22,500.00	$10,550.00
Employee	R&D	New hire	1,500	$2.39	$3,585.00	$4.50	$6,750.00	$3,165.00
Employee	R&D	New hire	5,000	$2.39	$11,950.00	$4.50	$22,500.00	$10,550.00
Employee	Sales	New hire	5,000	$2.39	$11,950.00	$4.50	$22,500.00	$10,550.00
Employee	R&D	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	R&D	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	Services	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00
Employee	R&D	New hire	10,000	$2.39	$23,900.00	$4.50	$45,000.00	$21,100.00
Employee	R&D	New hire	1,500	$2.39	$3,585.00	$4.50	$6,750.00	$3,165.00
Employee	Services	New hire	2,000	$2.39	$4,780.00	$4.50	$9,000.00	$4,220.00

			152,750	$2.39	$365,072.50	$4.50	$687,375.00	$322,302.50

Exhibit A
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
			Number of	Exercise		Deemed		Gross Deferred
Employee			Options	Price Per		Fair Value		Compensation
or Director	Function	Reason for Grant	Granted	Share	(D) x (E)	Per Share	(D) x (G)	(H) - (F)

OPTION GRANTS AS OF JULY 23, 2004
Employee	Marketing	New hire	5,000	$3.05	$15,250.00	$6.00	$30,000.00	$14,750.00
Employee	Services	New hire	3,000	$3.05	$9,150.00	$6.00	$18,000.00	$8,850.00
Employee	R&D	New hire	1,500	$3.05	$4,575.00	$6.00	$9,000.00	$4,425.00
Employee	Sales	Incentive to existing employee	10,000	$3.05	$30,500.00	$6.00	$60,000.00	$29,500.00
Employee	R&D	New hire	7,500	$3.05	$22,875.00	$6.00	$45,000.00	$22,125.00
Employee	G&A	Incentive to existing employee	10,000	$3.05	$30,500.00	$6.00	$60,000.00	$29,500.00
Employee	Marketing	New hire	1,000	$3.05	$3,050.00	$6.00	$6,000.00	$2,950.00
Employee	R&D	New hire	2,000	$3.05	$6,100.00	$6.00	$12,000.00	$5,900.00
Employee	R&D	New hire	1,500	$3.05	$4,575.00	$6.00	$9,000.00	$4,425.00
Employee	G&A	New hire	500	$3.05	$1,525.00	$6.00	$3,000.00	$1,475.00
Employee	Sales	New hire	5,000	$3.05	$15,250.00	$6.00	$30,000.00	$14,750.00
Employee	G&A	New hire	2,000	$3.05	$6,100.00	$6.00	$12,000.00	$5,900.00
Employee	Sales	New hire	3,000	$3.05	$9,150.00	$6.00	$18,000.00	$8,850.00
Employee	Sales	New hire	4,000	$3.05	$12,200.00	$6.00	$24,000.00	$11,800.00
Employee	Marketing	New hire	1,500	$3.05	$4,575.00	$6.00	$9,000.00	$4,425.00
Employee	R&D	New hire	1,000	$3.05	$3,050.00	$6.00	$6,000.00	$2,950.00
Employee	G&A	New hire	800	$3.05	$2,440.00	$6.00	$4,800.00	$2,360.00
Employee	G&A	New hire	2,000	$3.05	$6,100.00	$6.00	$12,000.00	$5,900.00
Employee	G&A	New hire	1,500	$3.05	$4,575.00	$6.00	$9,000.00	$4,425.00
Employee	R&D	New hire	1,000	$3.05	$3,050.00	$6.00	$6,000.00	$2,950.00
Employee	Sales	New hire	2,000	$3.05	$6,100.00	$6.00	$12,000.00	$5,900.00
Employee	Services	New hire	3,000	$3.05	$9,150.00	$6.00	$18,000.00	$8,850.00
Employee	G&A	New hire	2,000	$3.05	$6,100.00	$6.00	$12,000.00	$5,900.00
Employee	G&A	New hire	500	$3.05	$1,525.00	$6.00	$3,000.00	$1,475.00
Employee	R&D	New hire	1,500	$3.05	$4,575.00	$6.00	$9,000.00	$4,425.00
Employee	Services	New hire	2,500	$3.05	$7,625.00	$6.00	$15,000.00	$7,375.00
Employee	Services	New hire	2,500	$3.05	$7,625.00	$6.00	$15,000.00	$7,375.00
Employee	Services	New hire	3,000	$3.05	$9,150.00	$6.00	$18,000.00	$8,850.00
Employee	Sales	New hire	1,500	$3.05	$4,575.00	$6.00	$9,000.00	$4,425.00
Employee	Services	Incentive to existing employee	20,000	$3.05	$61,000.00	$6.00	$120,000.00	$59,000.00
Employee	R&D	New hire	1,500	$3.05	$4,575.00	$6.00	$9,000.00	$4,425.00
Employee	Sales	New hire	4,000	$3.05	$12,200.00	$6.00	$24,000.00	$11,800.00
Employee	Sales	New hire	7,500	$3.05	$22,875.00	$6.00	$45,000.00	$22,125.00
Employee	G&A	New hire	800	$3.05	$2,440.00	$6.00	$4,800.00	$2,360.00
Employee	Sales	New hire	1,000	$3.05	$3,050.00	$6.00	$6,000.00	$2,950.00
Employee	R&D	New hire	1,500	$3.05	$4,575.00	$6.00	$9,000.00	$4,425.00

Grants Total			118,600	$3.05	$361,730.00	$6.00	$711,600.00	$349,870.00

YE 9/30/2004 Total			687,017		$1,657,896.58		$2,330,069.08	$672,172.50

Exhibit A
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
			Number of	Exercise		Deemed		Gross Deferred
Employee			Options	Price Per		Fair Value		Compensation
or Director	Function	Reason for Grant	Granted	Share	(D) x (E)	Per Share	(D) x (G)	(H) - (F)

OPTION GRANTS AS OF OCTOBER 28, 2004
Employee	R&D	New hire	1,500	$5.00	$7,500.00	$7.00	$10,500.00	$3,000.00
Employee	R&D	New hire	1,500	$5.00	$7,500.00	$7.00	$10,500.00	$3,000.00
Employee	G&A	New hire	2,000	$5.00	$10,000.00	$7.00	$14,000.00	$4,000.00
Employee	Sales	Incentive to existing employee	7,500	$5.00	$37,500.00	$7.00	$52,500.00	$15,000.00
Employee	Services	New hire	2,000	$5.00	$10,000.00	$7.00	$14,000.00	$4,000.00
Employee	Sales	Incentive to existing employee	7,500	$5.00	$37,500.00	$7.00	$52,500.00	$15,000.00
Employee	Services	New hire	2,500	$5.00	$12,500.00	$7.00	$17,500.00	$5,000.00
Employee	R&D	New hire	1,500	$5.00	$7,500.00	$7.00	$10,500.00	$3,000.00
Employee	G&A	New hire	1,500	$5.00	$7,500.00	$7.00	$10,500.00	$3,000.00
Employee	Marketing	New hire	2,000	$5.00	$10,000.00	$7.00	$14,000.00	$4,000.00
Employee	Sales	New hire	3,000	$5.00	$15,000.00	$7.00	$21,000.00	$6,000.00
Employee	Sales	New hire	1,000	$5.00	$5,000.00	$7.00	$7,000.00	$2,000.00
Employee	R&D	New hire	2,000	$5.00	$10,000.00	$7.00	$14,000.00	$4,000.00
Employee	R&D	New hire	3,000	$5.00	$15,000.00	$7.00	$21,000.00	$6,000.00
Employee	R&D	New hire	1,500	$5.00	$7,500.00	$7.00	$10,500.00	$3,000.00
Director		Incentive to existing director	15,000	$5.00	$75,000.00	$7.00	$105,000.00	$30,000.00
Director		Incentive to existing director	15,000	$5.00	$75,000.00	$7.00	$105,000.00	$30,000.00
Employee	Services	New hire	2,500	$5.00	$12,500.00	$7.00	$17,500.00	$5,000.00
Employee	Sales	Incentive to existing employee	7,500	$5.00	$37,500.00	$7.00	$52,500.00	$15,000.00
Employee	Marketing	New hire	1,000	$5.00	$5,000.00	$7.00	$7,000.00	$2,000.00
Employee	Services	New hire	4,000	$5.00	$20,000.00	$7.00	$28,000.00	$8,000.00
Employee	R&D	New hire	2,000	$5.00	$10,000.00	$7.00	$14,000.00	$4,000.00
Employee	Marketing	New hire	2,500	$5.00	$12,500.00	$7.00	$17,500.00	$5,000.00
Employee	R&D	New hire	1,500	$5.00	$7,500.00	$7.00	$10,500.00	$3,000.00
Employee	Sales	New hire	2,500	$5.00	$12,500.00	$7.00	$17,500.00	$5,000.00
Director		Incentive to existing director	30,000	$5.00	$150,000.00	$7.00	$210,000.00	$60,000.00
Employee	Sales	New hire	4,000	$5.00	$20,000.00	$7.00	$28,000.00	$8,000.00
Employee	R&D	New hire	1,500	$5.00	$7,500.00	$7.00	$10,500.00	$3,000.00
Employee	R&D	New hire	2,000	$5.00	$10,000.00	$7.00	$14,000.00	$4,000.00
Employee	Marketing	New hire	3,000	$5.00	$15,000.00	$7.00	$21,000.00	$6,000.00
Employee	Sales	New hire	2,000	$5.00	$10,000.00	$7.00	$14,000.00	$4,000.00
Employee	Sales	New hire	5,000	$5.00	$25,000.00	$7.00	$35,000.00	$10,000.00
Employee	Sales	New hire	2,500	$5.00	$12,500.00	$7.00	$17,500.00	$5,000.00
Employee	Sales	New hire	2,000	$5.00	$10,000.00	$7.00	$14,000.00	$4,000.00
Employee	Services	New hire	7,500	$5.00	$37,500.00	$7.00	$52,500.00	$15,000.00
Employee	Marketing	New hire	12,000	$5.00	$60,000.00	$7.00	$84,000.00	$24,000.00
Director		Incentive to existing director	3,750	$5.00	$18,750.00	$7.00	$26,250.00	$7,500.00

Total			168,750	$5.00	$843,750.00	$7.00	$1,181,250.00	$337,500.00

Total at 11/19/2004 Filing			855,767		$2,501,646.58		$3,511,319.08	$1,009,672.50